Mail Stop 3561

May 26, 2010

By U.S. Mail and facsimile to (856) 346-8300

Donald L. Correll
President and Chief Executive Officer
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

>   **Re: American Water Works, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **Filed May 4, 2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed March 26, 2010**
>   **File No. 001-34028**

Dear Mr. Correll:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your annual report on Form 10-K for the fiscal year ended December 31, 2009 and your quarterly report on Form 10-Q for the period ended March 31, 2010. You should comply with the comments regarding the proxy statement on Schedule 14 in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 48

1. We note your discussion of the use of the segment measure Adjusted EBIT in evaluating the performance of your reportable segments. In this regard, please provide a reference here to the reconciliation of the measure to loss from continuing operations before income taxes as disclosed in Note 22.

Item 8. Financial Statements and Supplementary Data, page 85

Note 2: Significant Accounting Policies, page 94

Noncontrolling Interests in Consolidated Financial Statements, page 101

2. Please present consolidated net income/loss after adjustment for the net income attributable to the non-controlling interest or explain to us why you are not required to do so. Reference made to FASB ASC 810-10-65-1(b)(2).

Note 4: Utility Plant, page 103

3. We noted the wide range of useful lives you used for depreciating certain water plant assets. For example, we note the wide range of source supply assets' useful lives from 7 to 127 years as well as similar wide ranges for other water plant assets. We note the useful lives of 127 years appear to be high for depreciation as compared to your industry peers. In this regard, please explain to us if the state regulators have assessed the reasonableness of their useful lives for depreciation in their corresponding rate making processes. If so, please disclose this fact. If not, please explain to us why their estimated useful lives are reasonable given your facts and circumstances. In your response, also clarify for us the nature of the water plant assets that fall within the low end and high end of the ranges and the apparent significant increase in their useful lives since December 31, 2007.

Note 14: Income Taxes, page 119

4. We note your disclosure of the potential limitations imposed on net operating loss (NOL) carryforwards under Internal Revenue Code (I.R.C.) Section 382 in light of the ownership change resulting from RWE divesture of your common stock during 2009. We also note the disclosure of your belief that the IRC rule should not preclude your use of the NOL carryforwards. In this regard, please explain to us your basis in supporting your conclusion that it is more likely than not you are able to fully utilize the existing NOL carryforwards.

5. Refer to the unrecognized tax benefits rollforward schedule on page 121. We note the significant increase in your unrecognized tax benefits from $1.3 million as of January 1, 2009 to $112 million as of December 31, 2009. We note that the increase was due to the increase in prior and current year tax positions of $88.2 million and $22.6 million, respectively, during 2009. With a view towards transparent disclosure, tell us and disclose the facts and circumstances leading to these increases.

Exhibits

6. We note that Exhibit 10.3, the credit agreement dated September 15, 2006, was not filed in its entirety. Please refile the complete exhibit, including all of the schedules and exhibits. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2

7. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Please revise your certifications to include the internal control over financial reporting language from the introductory portion of paragraph 4 and the language specified in paragraph 4(b). Please file an amended Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended March 31, 2010. Please include the full Item 9A of Form 10-K and Item 4 of Form 10-Q disclosures, including all the changes based on our comments in this letter, complete financial statements, and complete currently dated management certifications, which refer to the Form 10-K/A or the 10-Q/A as appropriate. See Section 246. Item 601 – Exhibits, 246.13 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

2009 Compensation, page 21

Determination of Competitive Compensation, page 21

8. Please explain more specifically how the committee utilized the data provided by Towers Watson and DolmatConnell in determining compensation for the named executive officers. Since it appears that you benchmark compensation, you are required to identify the companies that comprise the benchmark groups. It also appears that you have benchmarked different elements of your compensation against different benchmarking groups; please identify the companies that comprise each group. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Determination of Individual AIP Awards for NEOs, page 27

9. Please clarify how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to the items of the registrant's performance. While you describe the elements of individual performance that are taken into account, it is unclear how the committee determines whether an NEO has achieved an individual performance goal. See Item 402(b)(2)(vii) of Regulation S-K. For example, while it is clear that Mr. Correll's performance is based partially on the achievement of the Corporate Multiplier targets, it is unclear what weight is accorded the Corporate Multiplier targets versus the other individual performance goals. Similarly, please explain how the committee determines whether the other NEOs have achieved their individual performance goals, whether the Corporate Multiplier is used to determine their awards, and what weight is accorded the Corporate Multiplier targets, if applicable, versus the other individual performance goals.

Certain Relationships and Related Transactions, page 50

10. Please clarify whether there were any related person transactions in fiscal year 2009, other than with RWE. See Item 404 of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director